SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                             ----------------------



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 12)


                             UNITED STATIONERS INC.
                                (Name of Issuer)


                          COMMON STOCK, $0.10 PAR VALUE
                         (Title of Class of Securities)


                                   913004 10 7
                                 (CUSIP Number)


                             Frederick B. Hegi, Jr.
                      750 North St. Paul Street, Suite 1200
                               Dallas, Texas 75201
                                 (214) 720-1313
                  (Name, address and telephone number of person
                authorized to revise notices and communications)


                        February 24, 1998; April 2, 1998
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box

-----------------------------------                   --------------------------
     CUSIP No. 913004 10 7                 13D                    Page 2
-----------------------------------                   --------------------------


================================================================================
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Mr. Frederick B. Hegi, Jr.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       70,181
         BENEFICIALLY           ------------------------------------------------
           OWNED BY
             EACH                8       SHARED VOTING POWER
           REPORTING
            PERSON                       3,232,105
             WITH               ------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         70,181
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         3,232,105
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,302,286
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        20.6%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

-----------------------------------                   --------------------------
     CUSIP No. 913004 10 7                 13D                  Page 3
-----------------------------------                   --------------------------


================================================================================
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

        Mr. James T. Callier, Jr.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       45,234
         BENEFICIALLY           ------------------------------------------------
           OWNED BY
             EACH                8       SHARED VOTING POWER
           REPORTING
            PERSON                       2,426,906
             WITH               ------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         45,234
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         2,426,960
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,472,194
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        15.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

-----------------------------------                   --------------------------
     CUSIP No. 913004 10 7                 13D                 Page 4
-----------------------------------                   --------------------------


================================================================================
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

        Mr. Thomas W. Sturgess
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       160,000
         BENEFICIALLY           ------------------------------------------------
           OWNED BY
             EACH                8       SHARED VOTING POWER
           REPORTING
            PERSON                       2,426,906
             WITH               ------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         160,000
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         2,426,960
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,586,960
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        16.1%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

-----------------------------------                   --------------------------
     CUSIP No. 913004 10 7                 13D                  Page 5
-----------------------------------                   --------------------------


================================================================================
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

        Mr. James A. Johnson
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       18,477
         BENEFICIALLY           ------------------------------------------------
           OWNED BY
             EACH                8       SHARED VOTING POWER
           REPORTING
            PERSON                       789,222
             WITH               ------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         18,477
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         789,222
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        807,699
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        5.0%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

----------------------------------                   ---------------------------
     CUSIP No. 913004 10 7                 13D                  Page 6
----------------------------------                   ---------------------------


================================================================================
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

        Mr. V. Edward Easterling, Jr.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       3,473
         BENEFICIALLY           ------------------------------------------------
           OWNED BY
             EACH                8       SHARED VOTING POWER
           REPORTING
            PERSON                       783,420
             WITH               ------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         3,473
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         783,420
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        786,893
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        4.9%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

-----------------------------------                   --------------------------
     CUSIP No. 913004 10 7                 13D                  Page 7
-----------------------------------                   --------------------------


================================================================================
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

        Mr. Michael B. Decker
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       220
         BENEFICIALLY           ------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH
           REPORTING                     783,420
            PERSON              ------------------------------------------------
             WITH                9       SOLE DISPOSITIVE POWER

                                         220
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         783,420
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        783,640
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        4.9%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

-----------------------------------                   --------------------------
     CUSIP No. 913004 10 7                 13D                  Page 8
-----------------------------------                   --------------------------


================================================================================
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Wingate Management Company, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY           ------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH
           REPORTING                     2,422,620
            PERSON              ------------------------------------------------
             WITH                9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         2,422,620
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,422,620
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        15.1%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

-----------------------------------                   --------------------------
     CUSIP No. 913004 10 7                 13D                  Page 9
-----------------------------------                   --------------------------


================================================================================
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Wingate Partners, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY           ------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH
           REPORTING                     2,422,620
            PERSON              ------------------------------------------------
             WITH                9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         2,422,620
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,422,620
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 22

        15.1%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

-----------------------------------                   --------------------------
     CUSIP No. 913004 10 7                 13D                  Page 10
-----------------------------------                   --------------------------


================================================================================
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Wingate Management Limited, L.L.C.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY           ------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH
           REPORTING                     783,420
            PERSON              ------------------------------------------------
             WITH                9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         783,420
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        783,420
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        4.9%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

-----------------------------------                   --------------------------
     CUSIP No. 913004 10 7                 13D                  Page 11
-----------------------------------                   --------------------------


================================================================================
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Wingate Management Company II, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY           ------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH
           REPORTING                     782,780
            PERSON              ------------------------------------------------
             WITH                9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         782,780
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        782,780
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        4.9%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

-----------------------------------                   --------------------------
     CUSIP No. 913004 10 7                 13D                  Page 12
-----------------------------------                   --------------------------


================================================================================
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Wingate Partners II, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY           ------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH
           REPORTING                     782,780
            PERSON              ------------------------------------------------
             WITH                9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         782,780
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        782,780
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        4.9%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

-----------------------------------                   --------------------------
     CUSIP No. 913004 10 7                 13D                  Page 13
-----------------------------------                   --------------------------


================================================================================
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Wingate Affiliates, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY           ------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH
           REPORTING                     0
            PERSON              ------------------------------------------------
             WITH                9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        0.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

-----------------------------------                   --------------------------
     CUSIP No. 913004 10 7                 13D                  Page 14
-----------------------------------                   --------------------------


================================================================================
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Wingate Affiliates II, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY           ------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH
           REPORTING                     0
            PERSON              ------------------------------------------------
             WITH                9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        0.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

     This Amendment No. 12 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D, as amended (the "Schedule 13D"), filed with the Securities and Exchange Commission with respect to the acquisition (the
"Acquisition") by Associated Holdings, Inc., a Delaware corporation ("Associated") of 17,201,839 shares of the common stock, $0.10 par value ("Common Stock"), of United Stationers Inc., a Delaware corporation (the "Company"), which was effected on March 30, 1995. Immediately following the Acquisition, Associated was merged with and into the Company, and the separate corporate existence of Associated thereafter ceased. Accordingly, the information set forth in the Schedule 14D-1, as amended (the "Schedule 14D-1"), of which the Schedule 13D formed a part, relating to the ownership of Associated (and, accordingly, the beneficial ownership of the Company), is hereby amended as follows:

Item 1. Security and Issuer

   Common Stock, $0.10 par value
   United Stationers Inc.
   2200 East Golf Road
   Des Plaines, Illinois  60016-1267

Item 2. Identity and Background

     (a)  Name of Person(s) Filing this Statement (the "Filing Parties"):

               1.    Mr. Frederick B. Hegi, Jr.;
               2.    Mr. James T. Callier, Jr.;
               3.    Mr. Thomas W. Sturgess;
               4.    Mr. James A. Johnson;
               5.    Mr. V. Edward Easterling, Jr.;
               6.    Mr. Michael B. Decker;
               7.    Wingate Management Company, L.P. ("Wingate
                     Management");
               8.    Wingate Partners, L.P. ("Wingate Partners");
               9.    Wingate Management Limited, L.L.C. ("Wingate
                     Limited");
               10.   Wingate Management Company II, L.P. ("Wingate
                     Management II");
               11.   Wingate Partners II, L.P. ("Wingate II");
               12.   Wingate Affiliates, L.P. ("Wingate
                     Affiliates"); and
               13.   Wingate Affiliates II, L.P. ("Wingate
                     Affiliates II").

     (b)  Residence or Business Address:

               The address of the principal business office of each of the Filing Parties is 750 North St. Paul Street, Suite 1200, Dallas, Texas 75201.

     (c)  Present Principal Occupation:

               Mr. Hegi is the Chairman of the Board of the Company and Mr. Johnson is a director of the Company. In addition, Mr. Hegi is a general partner of each of Wingate Management, Wingate Affiliates and Wingate Affiliates II, and a principal of Wingate Limited. Each of Messrs. Sturgess and Mr. Callier are general partners of Wingate Management and Wingate Affiliates. Each of Messrs. Sturgess, Johnson and Easterling are principals of Wingate Limited and general partners of Wingate Affiliates II. Mr. Decker is a principal of Wingate Limited. Each of the other Filing Parties are business organizations engaged in principal investing activities.

     (d)  Convictions in Criminal Proceedings during the last 5 Years:

               None of the Filing Parties have been convicted in a criminal proceeding during the last 5 years.

     (e)  Proceedings involving Federal or State Securities Laws:

               None of the Filing Parties have been parties to any civil proceeding as a result of which such Filing Party was subject to a judgment enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

     (f)  Citizenship:

               Each of Messrs. Hegi, Callier, Sturgess, Johnson, Easterling and Decker is a United States citizen. The place or organization of each of the other Filing Parties is Delaware.

Item 5. Interest in Securities of Issuer

     Effective as of February 24, 1998, Wingate Partners and Wingate II effected a pro rata distribution to their respective limited partners in the aggregate amounts of 604,567 and 241,764 shares of Common Stock, respectively. Effective as of April 2, 1998, Wingate Partners, Wingate II, Wingate Affiliates and Wingate Affiliates II effected pro rata distributions to their respective limited and/or general partners in aggregate amounts of 151,227, 2,442, 55,169 and 18,080 shares of Common Stock, respectively.

     Following the distributions described above, the Filing Parties may be deemed to beneficially own shares of Common Stock in the following amounts:

     (a)

          (1) Mr. Hegi may be deemed to beneficially own 3,302,286 shares of Common Stock of the Company, representing 20.6% of the outstanding shares of Common Stock. Of such shares, Mr. Hegi has sole voting and dispositive power with respect to 70,181 shares, and shared voting and dispositive power with respect to 3,232,105 shares as a result of the relationships described in paragraph (b)(1) below.

          (2) Mr. Callier may be deemed to beneficially own 2,472,194 shares of Common Stock of the Company, representing 15.4% of the outstanding shares of Common Stock. Of such shares, Mr. Callier has sole voting and dispositive power with respect to 45,234 shares, and shared voting and dispositive power with respect to 2,426,960 shares as a result of the relationships described in paragraph (b)(2) below.

          (3) Mr. Sturgess may be deemed to beneficially own 2,586,960 shares of Common Stock of the Company, representing 16.1% of the outstanding shares of Common Stock. Of such shares, Mr. Sturgess has sole voting and dispositive power with respect to 160,000 shares, and shared voting and dispositive power with respect to 2,426,960 shares as a result of the relationships described in paragraph (b)(3) below.

          (4) Mr. Johnson may be deemed to beneficially own 807,699 shares of Common Stock of the Company, representing 5.0% of the outstanding shares of Common Stock. Of such shares, Mr. Johnson has sole voting and dispositive power with respect to 18,477 shares, and shared voting and dispositive power with respect to 789,222 shares as a result of the relationships described in paragraph (b)(4) below.

          (5) Mr. Easterling may be deemed to beneficially own 786,893 shares of Common Stock of the Company, representing 4.9% of the outstanding shares of Common Stock. Of such shares, Mr. Easterling has sole voting and dispositive power with respect to 3,473 shares, and shared voting and dispositive power with respect to 783,420 shares as a result of the relationships described in paragraph (b)(5) below.

          (6) Mr. Decker may be deemed to beneficially own 783,640 shares of Common Stock of the Company, representing 4.9% of the outstanding shares of Common Stock. Of such shares, Mr. Decker has sole voting and dispositive power with respect to 220 shares, and shared voting and dispositive power with respect to 783,420 shares as a result of the relationships described in paragraph (b)(6) below.

          (7) Wingate Management may be deemed to beneficially own 2,422,620 shares of Common Stock of the Company, representing 15.1% of the outstanding shares of Common Stock. Of such shares, Wingate Management has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,422,620 shares as a result of the relationships described in paragraph (b)(7) below.

          (8)  Wingate  Partners  may be deemed to  beneficially  own  2,422,620 shares of Common Stock of the Company, representing 15.1% of the outstanding shares of Common Stock. Of such shares, Wingate Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,422,620 shares as a result of the relationships described in paragraph (b)(8) below.

          (9) Wingate Limited may be deemed to beneficially own 783,420 shares of Common Stock of the Company, representing 4.9% of the outstanding shares of Common Stock. Of such shares, Wingate Limited has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 783,420 shares as a result of the relationships described in paragraph (b)(9) below.

          (10) Wingate Management II may be deemed to beneficially own 782,780 shares of Common Stock of the Company, representing 4.9% of the outstanding shares of Common Stock. Of such shares, Wingate Management II has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 782,780 shares as a result of the relationships described in paragraph (b)(10) below.

          (11) Wingate II may be deemed to beneficially own 782,780 shares of Common Stock of the Company, representing 4.9% of the outstanding shares of Common Stock. Of such shares, Wingate II has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 782,780 shares as a result of the relationships described in paragraph (b)(11) below.

          (12) Following the distribution effected on April 2, 1998, Wingate Affiliates no longer beneficially owns any shares of Common Stock.

          (13) Following the distribution effected on April 2, 1998, Wingate Affiliates II no longer beneficially owns any shares of Common Stock.

     (b)

          (1) Of the 70,181 shares of Common Stock for which Mr. Hegi has sole voting and dispositive power, 46,328 of such shares are held of record by Mr. Hegi and 23,853 shares are held in a retirement trust for which Mr. Hegi serves as trustee and is primary beneficiary. Of the 3,232,105 shares of Common Stock for which Mr. Hegi may be deemed to have shared voting and dispositive power, 21,591 of such shares are held of record by Mr. Hegi as trustee of certain trusts for the benefit of unrelated parties, and 3,210,514 of such shares are owned of record by the following entities as follows: 2,422,620 shares of Common Stock are owned of record by Wingate Partners; 782,780 shares of Common Stock are owned of record by Wingate II, 4,340 shares of Common Stock are owned of record by Wingate Management Corporation, an entity for which Mr. Hegi serves as an executive officer; 134 of such shares are held in a family company for which Mr. Hegi serves as managing partner; and, 640 shares of Common Stock are owned of record by Wingate Limited.

          Wingate Management is the general partner of Wingate Partners and, therefore, may be deemed to beneficially own the shares of Common Stock held of record by Wingate Partners. Mr. Hegi is a general partner of Wingate Management and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Wingate Management.

          Wingate Management II is the general partner of Wingate II and, therefore, may be deemed to beneficially own the shares of Common Stock held of record by Wingate II. Wingate Limited is the general partner of Wingate Management II and, therefore, may be deemed to beneficially own the shares of Common Stock beneficially owned by Wingate Management II. Mr. Hegi is a principal of Wingate Limited and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock owned of record and beneficially by Wingate Limited.

          (2) The 45,234 shares of Common Stock for which Mr. Callier has sole voting and dispositive power are held of record by Mr. Caller. Of the 2,426,960 shares of Common Stock for which Mr. Callier may be deemed to have shared voting and dispositive power, 2,422,620 shares of Common Stock are owned of record by Wingate Partners, and 4,340 shares of Common Stock are owned of record by Wingate Management Corporation, an entity for which Mr. Callier serves as an executive officer.

          Wingate Management is the general partner of Wingate Partners and, therefore, may be deemed to beneficially own the shares of Common Stock held of record by Wingate Partners. Mr. Callier is a general partner of Wingate Management and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Wingate Management.

          (3) The 160,000 shares of Common Stock for which Mr. Sturgess has sole voting and dispositive power consist of options to purchase 160,000 shares of Common Stock which are exercisable within 60 days of the date of this Amendment. Of the 2,426,960 shares of Common Stock for which Mr. Sturgess may be deemed to have shared voting and dispositive power: 2,422,620 shares of Common Stock are owned of record by Wingate Partners; and 4,340 shares of Common Stock are owned of record by Wingate Management Corporation, an entity for which Mr. Sturgess serves as an executive officer.

          Wingate Management is the general partner of Wingate Partners and, therefore, may be deemed to beneficially own the shares of Common Stock held of record by Wingate Partners. Mr. Sturgess is a general partner of Wingate Management and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Wingate Management.

          (4) The 18,477 shares of Common Stock for which Mr. Johnson has sole voting and dispositive power are held of record by Mr. Johnson. Of the 789,222 shares of Common Stock for which Mr. Johnson may be deemed to have shared voting and dispositive power, 5,802 of such shares are held in a self-directed IRA for the benefit of Mr. Johnson, 782,780 shares of Common Stock are owned of record by Wingate II, and 640 shares of Common Stock are held of record by Wingate Limited.

          Wingate Management II is the general partner of Wingate II and, therefore, may be deemed to beneficially own the shares of Common Stock held of record by Wingate II. Wingate Limited is the general partner of Wingate Management II and, therefore, may be deemed to beneficially own the shares of Common Stock beneficially owned by Wingate Management II. Mr. Johnson is a principal of Wingate Limited and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock owned of record and beneficially by Wingate Limited.

          (5) The 3,473 shares of Common Stock for which Mr. Easterling has sole voting and dispositive power are held of record by Mr. Easterling under the name PAT Investments. Of the 783,420 shares of Common Stock for which Mr. Easterling may be deemed to have shared voting and dispositive power, 782,780 shares of Common Stock are owned of record by Wingate II, and 640 shares of Common Stock are held of record by Wingate Limited.

          Wingate Management II is the general partner of Wingate II and, therefore, may be deemed to beneficially own the shares of Common Stock held of record by Wingate II. Wingate Limited is the general partner of Wingate Management II and, therefore, may be deemed to beneficially own the shares of Common Stock beneficially owned by Wingate Management II. Mr. Easterling is a principal of Wingate Limited and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock owned of record and beneficially by Wingate Limited.

          (6) The 220 shares of Common Stock for which Mr. Decker has sole voting and dispositive power are held of record by Mr. Decker. Of the 783,420 shares of Common Stock for which Mr. Decker may be deemed to have shared voting and dispositive power, 782,780 shares of Common Stock are owned of record by Wingate II, and 640 shares of Common Stock are held of record by Wingate Limited.

          Wingate Management II is the general partner of Wingate II and, therefore, may be deemed to beneficially own the shares of Common Stock held of record by Wingate II. Wingate Limited is the general partner of Wingate Management II and, therefore, may be deemed to beneficially own the shares of Common Stock beneficially owned by Wingate Management II. Mr. Decker is a principal of Wingate Limited and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock owned of record and beneficially by Wingate Limited.

          (7) Of the 2,422,620 shares of Common Stock for which Wingate Management may be deemed to have shared voting and dispositive power, none of such shares are held of record by Wingate Management, and 2,422,620 of such shares are held of record by Wingate Partners. Wingate Management is the general partner of Wingate Partners and, therefore, may be deemed to be the beneficial owner of the shares owned of record by Wingate Partners.

          (8) Of the 2,422,620 shares of Common Stock for which Wingate Partners has shared voting and dispositive power, 2,422,620 of such shares are held of record by Wingate Partners.

          (9) Of the 783,420 shares of Common Stock for which Wingate Limited may be deemed to have shared voting and dispositive power, 640 of such shares are held of record by Wingate Limited, and 782,780 of such shares may be deemed to be beneficially owned by Wingate Management II. Wingate Limited is the general partner of Wingate Management II and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by Wingate Management II.

          (10) Of the 782,780 shares of Common Stock for which Wingate Management II may be deemed to have shared voting and dispositive power, none of such shares are held of record by Wingate Management II, and 782,780 of such shares are owned of record by Wingate II. Wingate Management II is the general partner of Wingate II and, therefore, may be deemed to be the beneficial owner of the shares held of record by Wingate II.

          (11) Of the 782,780 shares of Common Stock for which Wingate II has shared voting and dispositive power, 782,780 of such shares are held of record by Wingate II.

     (c)  See Item 3.

          (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock held of record by Wingate Partners, Wingate II and Wingate Limited described in paragraphs (a) and (b) above is governed by the limited partnership agreements (or, with respect to Wingate Limited, the operating agreement) of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or members interests.

          (e) As of April 2, 1998, each of Wingate Affiliates and Wingate Affiliates II ceased to beneficially own any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

     The rights to distributions, division of profits and other arrangements relating to the Company's securities owned of record by each of Wingate Partners, Wingate II, and Wingate Limited and their respective general and limited partners are governed exclusively by their respective partnership agreements (or, with respect to Wingate Limited, its operating agreement).

Item 7.  Material to be Filed as Exhibits

     (a) Joint Filing Agreement, dated as of April 27, 1998, among Frederick B. Hegi, Jr., James T. Callier, Jr., Thomas W. Sturgess, James A. Johnson, V. Edward Easterling, Jr., Michael B. Decker, Wingate Management, Wingate Partners, Wingate Limited, Wingate Management II, Wingate II, Wingate Affiliates, and Wingate Affiliates II.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  April 27, 1998                   By:   /s/ Frederick B. Hegi, Jr.
                                      -----------------------------
     Date                          Name:  Frederick B. Hegi, Jr.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  April 27, 1998                   By:   /s/ James T. Callier, Jr.
                                      ----------------------------
     Date                          Name:  James T. Callier, Jr.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  April 27, 1998                  By:   /s/ Thomas W. Sturgess
                                     -------------------------
     Date                         Name:  Thomas W. Sturgess

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  April 27, 1998                  By:   /s/ James A. Johnson
                                     ------------------------
        Date                      Name:  James A. Johnson

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  April 27, 1998                 By:   /s/ V. Edward Easterling, Jr.
                                    --------------------------------
        Date                     Name:  V. Edward Easterling, Jr.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  April 27, 1998                  By:   /s/ Michael B. Decker
                                     ----------------------------
       Date                       Name:  Michael B. Decker

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  April 27, 1998                WINGATE MANAGEMENT COMPANY, L.P.

       Date
                                By:     /s/ Frederick B. Hegi, Jr.
                                   --------------------------------
                                   Frederick B. Hegi, Jr.,
                                   General Partner

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  April 27, 1998              WINGATE PARTNERS, L.P.

       Date                   By:   Wingate Management Company,
                                    L.P., General Partner


                                 By:     /s/ Frederick B. Hegi, Jr.
                                    ---------------------------------
                                    Frederick B. Hegi, Jr.,
                                    General Partner

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  April 27, 1998              WINGATE MANAGEMENT LIMITED, L.L.C.

       Date
                              By:     /s/ Frederick B. Hegi, Jr.
                                 ---------------------------------
                                 Frederick B. Hegi, Jr.,
                                 Principal

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  April 27, 1998              WINGATE MANAGEMENT COMPANY II, L.P.

     Date                     By:   Wingate Management Limited,
                                    L.L.C., General Partner


                                 By:     /s/ Frederick B. Hegi, Jr.
                                    ----------------------------------
                                    Frederick B. Hegi, Jr.,
                                    Principal

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  April 27, 1998              WINGATE PARTNERS II, L.P.

      Date                    By:   Wingate Management Company II,
                                    L.P., General Partner

                                 By:   Wingate Management Limited,
                                       L.L.C., General Partner


                                 By:     /s/ Frederick B. Hegi, Jr.
                                    --------------------------------
                                    Frederick B. Hegi, Jr.,
                                    Principal

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  April 27, 1998              WINGATE AFFILIATES, L.P.

       Date
                              By:     /s/ Frederick B. Hegi, Jr.
                                 ----------------------------------
                                 Frederick B. Hegi, Jr.,
                                 General Partner

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  April 27, 1998               WINGATE AFFILIATES II, L.P.

       Date

                               By:     /s/ Frederick B. Hegi, Jr.
                                  --------------------------------
                                  Frederick B. Hegi, Jr.,
                                  General Partner

                                  EXHIBIT INDEX



Name of Exhibit                                                      Page Number

A.      Joint Filing Agreement . . . . . . . . . . . . . . . . . . .     38